

Mail Stop 3561

February 22, 2016

Catherine D'Amico
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

Re: **Monro Muffler Brake, Inc.**
   Form 10-K for the Fiscal Year Ended March 28, 2015
   Filed May 27, 2015
   File No. 000-19357

Dear Ms. D'Amico:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 28, 2015

Item 5. Market for the Company's Common Equity and Related Stockholder Matters, page 16

1. Please tell us your consideration for including the performance graph as required by Item 201(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Carrying Values of Goodwill and Long-Lived Assets, page 19

2. We note from your disclosure that you compare the fair value of your invested capital to the book value of your invested capital for purposes of the first step in a goodwill impairment analysis. As "invested capital" is not a term defined in ASC 350-20, please

tell us your definition of "invested capital." To the extent your definition of invested capital differs from the reporting unit or enterprise value, please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure